Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT

28 JANUARY 2022

Quarterly Activities and Cashflow Report

Bionomics Limited (ASX:BNO, NASDAQ:BNOX), (“Bionomics” or “the Company”) a global, clinical stage biopharmaceutical company, today released its Appendix 4C - Quarterly Cashflow Report. Highlights during the quarter ended 31 December 2021 (“Quarter”) and up to the date of this announcement include:

•
On 1 November 2021, the Company announced it had received U.S. Food and Drug Administration (FDA) clearance to proceed with evaluating its lead clinical compound, BNC210, for the acute treatment of Social Anxiety Disorder (SAD) in a Phase 2 clinical trial named the PREVAIL Study.
•
On 1 November 2021, the Company announced its Notice of Annual General Meeting (AGM) and Proxy Form for the meeting to be held virtually via a video-conferencing facility on Thursday, 2 December 2021.
•
On 23 November 2021, the Company announced the public filing of a registration statement on Form F-1 with the U.S. Securities and Exchange Commission in relation to a proposed public offering (the “Offering”) of American Depository Shares (ADSs), each of which would represent one or a number of the Company’s ordinary shares in the United States. Concurrent with the proposed public offering, Bionomics announced its intention to list the ADSs on the Nasdaq Stock Market (Nasdaq) under the ticker symbol “BNOX”.
•
On 1 December 2021, the Company announced that the U.S. FDA had granted Fast Track designation to the BNC210 development program for the acute treatment of Social Anxiety Disorder (SAD) and other anxiety-related disorders. In November 2019, the FDA granted Fast Track designation to the BNC210 development program for the treatment of Post-Traumatic Stress Disorder (PTSD) and other trauma-related and stressor-related disorders.

Fast Track designation is an FDA program intended to facilitate and expedite development and review of new drugs that demonstrate the potential to address unmet medical need in the treatment of a serious or life-threatening disease or condition.

•
On 2 December 2021, the Company announced the results of the AGM in which shareholder passed all 15 resolutions considered.
•
On 13 December 2021, the Company announced the proposed launch of its initial public offering in the United States of 1,622,000 ADSs, each representing 180 ordinary shares of Bionomics (see Financial Highlights below for additional details).

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

•
On 31 December 2021, the Company announced the resignation of Mr Mitchell Kaye as a Non-Executive Director of the Board of Bionomics Limited effective 31 December 2021.

Mr Kaye resigned under the terms of the agreement through which he was appointed in November 2018, as nominee of BVF Partners L.P under the Placement Agreement dated 9 November 2018.

•
On 4 January 2022, the Company announced that it had initiated its Phase 2 clinical trial (the PREVAIL Study) to evaluate BNC210 for the acute treatment of SAD, with topline results expected by the end of 2022.
•
On 6 January 2022, the Company announced that it would be participating in the H.C. Wainwright BioConnect Conference virtually from 10 – 13 January 2022.
•
On 14 January 2022, Bionomics rang the Nasdaq Stock Market Closing Bell.

Financing Activity

•
On 16 December 2021, the Company announced the pricing of its initial public offering in the United States (the Offering) of 1,622,000 ADSs, each representing 180 ordinary shares of Bionomics, at an initial public offering price of US$12.35 per ADS.
•
On 21 December 2021, the Company announced the closing of the Offering of 1,622,000 ADSs, each representing 180 ordinary shares of Bionomics, at a public offering price of US$12.35 per ADS.

The gross proceeds from the Offering were approximately US$20 million, before deducting underwriting discounts and commissions and other Offering expenses payable by Bionomics. The ADSs began trading on the Nasdaq Global Market on December 16, 2021 under the ticker symbol "BNOX”.

The Company granted the underwriters a 30-day option to purchase up to an additional 243,300 ADSs at the public offering price per ADS, less underwriting discounts.

•
On 6 January 2022, the Company announced the issuance of 243,300 ADSs, each representing 180 ordinary shares of Bionomics, pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs in connection with the Offering. The ADSs were sold at a public offering price of US$12.35 per ADS.

The total gross proceeds from the Offering were approximately US$23 million, before deducting underwriting discounts and commissions and other offering expenses payable by Bionomics.

•
The Company’s cash balance at 31 December 2021 was $40.35 million (30 June 2021: $22.17 million).
•
Research & development expenditure paid for the Quarter decreased to $2.63 million from $3.27 million compared with the previous Quarter, that is, a decrease of 19.57%, primarily associated with the ATTUNE Study. The ATTUNE Study is evaluating the oral tablet formulation of BNC210 compared to placebo in approximately 200 PTSD patients in the U.S. There are 25 clinical sites open and recruiting patients for the trial. The PREVAIL Study is evaluating the oral tablet formulation of BNC210 compared to placebo as an acute treatment for Social Anxiety Disorder in approximately 150 patients in the U.S. This trial commenced in early January 2022.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

For the purpose of Listing Rule 4.7C.3, the Executive Chairman was paid during the Quarter $184,000 in consulting fees and $8,000 for reimbursement of health benefit insurance in accordance with the consulting agreement and the other Directors were paid during the Quarter $120,000 in directors fees.

Released on authority of the Board.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations: Mr. Connor Bernstein Vice President, Strategy and Corporate Development +1 (831) 246-3642 cbernstein@bionomics.com.au

About Bionomics Limited

Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Bionomics Limited
ABN	Quarter ended (“current quarter”)
53 075 582 740	31 December 2021

1.1	Consolidated statement of cash flows	Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for	(2,631)	(5,903)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	-	-
	(d) leased assets
	(e) staff costs	(308)	(798)
	(f) administration and corporate costs	(3,768)	(5,275)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	-	4
1.5	Interest and other costs of finance paid	(12)	(26)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)
	Rent received	-	7
1.9	Net cash from / (used in) operating activities	(6,719)	(11,991)

ASX Listing Rules Appendix 4C (17/07/20) Page 1

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(g) businesses	-	-
	(h) property, plant and equipment	-	175
	(i) investments	436	436
	(j) intellectual property	-	-
	(k) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(a) entities
	(l) businesses	-	-
	(m) property, plant and equipment	-	-
	(n) investments	-	-
	(o) intellectual property	-	-
	(p) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-
Net cash outflow from disposal of French operations
	(a) payment of costs	-	-
	(b) cash balance disposed of	-	-
2.6	Net cash from / (used in) investing activities	436	611

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
3.	Cash flows from financing activities	28,640	28,667
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(3,664)	(4,837)
3.5	Proceeds from borrowings	-	-
3.6	Principal element of lease payments	(37)	(99)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	24,939	23,731

4.	Net increase / (decrease) in cash and cash equivalents for the period	22,172	28,499
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(6,719)	(11,991)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	436	611
4.4	Net cash from / (used in) financing activities (item 3.10 above)	24,939	23,731
4.5	Effect of movement in exchange rates on cash held	(476)	(498)
4.6	Cash and cash equivalents at end of period	40,352	40,352

ASX Listing Rules Appendix 4C (17/07/20) Page 3

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	40,352	22,172
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	40,352	22,172

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1(a)	Aggregate amount of payments to related parties and their associates included in item 1 (Director fees)	120
6.1(b)	Aggregate amount of payments to related parties and their associates included in item 1 (Executive chairman consulting fee and reimbursement of medical benefit insurance as per the Employment Agreement with the Executive Chairman)	192
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20) Page 4

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(6,719)
8.2	Cash and cash equivalents at quarter end (item 4.6)	40,352
8.3	Unused finance facilities available at quarter end (item 7.5)
8.4	Total available funding (item 8.2 + item 8.3)	40,352

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	6.01

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer:
	8.6.2

Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:
	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer:
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date: 28 January 2022

Authorised by: ...Managing Director & CEO................................................................................

(Name of body or officer authorising release – see note 4)

Notes

1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been

ASX Listing Rules Appendix 4C (17/07/20) Page 5

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) Page 6

+ See chapter 19 of the ASX Listing Rules for defined terms.